MAIL STOP 3561

      November 1, 2005


Mr. Bob Marbut, Chairman
Argyle Security Acquisition Corporation
200 Concord Plaza, Suite 700
San Antonio, Texas  78219

Re:	Argyle Security Acquisition Corporation
		Amendment No. 3 to Registration Statement on Form S-1
      Filed October 20, 2005
		File No. 333-126569

Dear Mr. Marbut:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments.

General
1. As requested in prior comment four to our letter dated October
17,
2005, discuss when the distribution period ends. In this regard, the comment concerns the underwriter`s compensation deferment.
2. We note that your officers and their respective affiliates have agreed to purchase an aggregate of up to 125,000 units in this offering. Clarify whether this is a directed share program. If so, please provide us with all materials sent to potential purchasers in the directed offering. Please supplementally describe the mechanics of how and when these shares are offered and sold to investors in the directed share program for this offering. For example, tell us how the prospective recipients and number of reserved shares are determined. Tell us how and when the issuer and underwriter notified the directed share investors, including the types of communications used. Discuss the procedures these investors must follow in order to purchase the offered securities. Are directed share purchasers required to establish accounts before the effective time, and, if so, what if any funds are put in newly established brokerage accounts before the effective date? How do the procedures for the directed share program differ from the procedures for the general offering to the public?
3. Tell us the factors you considered in determining to value this offering at $100,000,000 and offer the units at $8.00 per unit. What factors did you consider when determining that you might need $95,000,000 in the trust fund to effect the business combination contemplated by the registration statement? Please discuss the specific factors and motivations behind the valuation. If management, the directors, or any affiliate, agent or other representative has already taken direct or indirect measures to locate a target business, or unaffiliated entities have approached you with possible candidates, please disclose this information or advise. Please note in particular that we are not seeking simply whether or not you have "a specific business combination under consideration," but are looking more to the type, nature and results to date of any and all diligence, evaluations, discussions (formal or informal), negotiations and/or other similar activities undertaken, whether directly by the company, an affiliate thereof, or an unrelated third party, with respect to a business combination transaction involving the company. This includes the time period before the company`s corporate existence was established and encompasses any and all evaluations and/or discussions that may have taken place prior to the involvement of the principals with the formal entity of Argyle Security Acquisition Corp. Given management`s extensive and high-level experience in the target industry, the precise nature of their knowledge about their ability to effect a combination with a company whose fair market value is equal to at least 80% of the company`s net assets may be material information for which appropriate disclosure is required. We may have further comment

Risk Factors, page 7
4. Please update the disclosure in risk factor six.

Conflicts of Interest, page 39
5. We note the statement on page 40 that your two officers are currently affiliated with a company engaged in the intrusion protection security industry and that if you decide to acquire this company, there would be a conflict of interest. Discuss the consideration that has been given to this affiliated company as a possible business combination and whether any discussions have taken place. Discuss in substantially greater detail the conflicts of interest that may result from this possible acquisition. We may have further comment.

Principal Stockholders, page 41
6. We note the IPO share agreement filed as exhibit 10.12. In light of this agreement, it would appear that the 125,000 shares to be purchased in this offering should be included in the beneficial ownership table as shares that the individuals will have the right to acquire within 60 days of the registration statement being declared effective. Also add disclosure to the certain transactions and the underwriting sections. In the certain related transactions section, clearly name each officer and each affiliate that will be purchasing in this offering.
Underwriting, page 48
7. To the extent applicable, please provide disclosure discussing the following:

* state the number of shares or percentage of the offering that will be allocated to the directed share program;

* state whether the directed share program is part of the underwritten offering;

* state whether the shares will be subject to lock-up agreements and, if so, briefly describe the lock-up agreements; and

* generally describe who is eligible to participate in the directed share program. This description typically should only identify the categories of participants, such as employees, family members, certain customers, etc. However, if a large block of shares (for example, more than 5%) is directed to one person or organization, such as a significant business partner, then it may be necessary for that person to be named. Whether the company must identify the person is a materiality determination that should be based on the specific facts.

Financial Statements

Note 5 - Commitments and Contingencies, page F-10
8. We note the volatility factor used to calculate the total value of the Underwriter Purchase Option (UPO) changed from 44% to 144%.
This
appears to be a typographical error.  Please revise or advise.

Part II

Item 26.  Exhibits
9. Please file each exhibit in its entirety.  For instance,
schedule
A to exhibit 10.12 should be filed with the exhibit.   Also, we
note
that exhibits 10.12 and 10.15 are not executed. If these agreements have been signed, please file executed exhibits on Edgar. If not, please advise.




Closing Statements

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Blaise Rhodes at (202) 551-3774 if you have questions regarding comments on the financial statements and related matters. Please contact William Bennett at (202) 551-3389 with any other questions.


      Sincerely,



      John Reynolds
      Assistant Director


cc:	Giovanni Caruso, Esq.
	Fax: (212) 407-4990


??

??

??

??

Mr. Bob Marbut, Chairman
Argyle Security Acquisition Corporation
November 1, 2005
P. 1